Exhibit (d)(2)

Schedule A

(As of April 24, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Bitcoin 24% Premium Income ETF	0.65%	February 11, 2025	April 24, 2025	April 25, 2025	February 11, 2027
Amplify Bitcoin Max Income Covered Call ETF	0.65%	February 11, 2025	April 24, 2025	April 25, 2025	February 11, 2027